FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of October 25, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1:             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing
shares to which voting rights are attached:             Signet Group plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

Other (please specify): Transferred from external manager                  x

3. Full name of person(s) subject to the notification obligation: Schroders plc

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction and date on which the threshold is
crossed or reached:                                               24/10/07

6. Date on which issuer notified:                                  25/10/07

7. Threshold(s) that is/are crossed or reached:                    Below 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of     Situation previous to Resulting situation after the triggering transaction
shares            the Triggering
                  transaction
 if possible      Number of  Number of  Number of shares      Number of voting       % of voting rights
using the ISIN    Shares     Voting                           rights ix
CODE                         Rights
                             viii       Direct            Direct    Indirect         Direct    Indirect
GB00B1HTFP68      94,334,944 94,334,944  N/A                 N/A    81,454,249        N/A       4.776%
Ordinary

B: Financial Instruments

Resulting situation after the triggering transaction xii
Type of financial     Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument            xiii            Period/ Date xiv          that may be acquired if    rights
                                                                the instrument is
                                                                exercised/ converted.

Total (A+B)
Number of voting rights                             % of voting rights
81,454,249                                                4.776%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Schroder Investment Management Limited  36,845,923  2.16%
Schroder Investment Management North America Limited  44,168,337  2.59%
Schroders (CI)  Limited  82,899  0.005%
Schroder Investment Management (Hong Kong) Limited  280,120  0.016%
Schroder & Co Bank AG  76,970  0.005%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
                                           The  shares referred to in section 9
                                           are held in portfolios  managed by
                                           those firms on a discretionary basis
                                           for clients under investment management
                                           agreements.

14. Contact name:

15. Contact telephone number:

Identity of the notifier
Full name:  Mark Andrew Jenkins - Group Company Secretary
Contact address:   Signet Group plc, 15 Golden Square, London, W1F 9JG
Phone number:  0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   October 25, 2007